Exhibit 99.1

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102

October 24, 2011

Following the special meeting of the shareholders of AuRico Gold Inc. (“AuRico”), held on October 24, 2011 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
Approval of the Share Issuance Resolution permitting AuRico to issue such number of AuRico common shares as may be required to be issued in connection with, or as a consequence of, the acquisition of all of the common shares of Northgate Minerals Corporation (“Northgate”) pursuant to an arrangement under Division 5 of Part 9 of the British Columbia Business Corporations Act between AuRico and Northgate.	*The Share Issuance Resolution was approved by 99.1% of shareholders present in person or represented by proxy at the Meeting.

Trust the whole is to your satisfaction, we remain, Yours truly, AURICO GOLD INC.

Per:	René Marion
President & Chief Executive Officer